The Frontier Fund

c/o Equinox Fund Management, LLC

1660 Lincoln Street, Suite 100

Denver, Colorado 80264

January 28, 2009

VIA EDGAR

Ms. Jennifer Monick

Staff Accountant

United States Securities and Exchange Commission

Mail Stop 4561

Washington D.C. 20549

Re:	The Frontier Fund (the “Trust”)

Form 10-K for the Fiscal Year ended December 31, 2007

Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2007

File No. 0-51274

Dear Ms. Monick:

This letter responds to the comments raised in your letter addressed to Brent Bales dated January 16, 2009 (the “Comment Letter”), in the order such comments were made in the Comment Letter. Capitalized terms used in this letter without definition herein have the respective meanings ascribed thereto in the Trust’s Form 10-K for the fiscal year ended December 31, 2007.

Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2007

General

1. In an amended filing, please revise your financial statements for the trading companies to include schedules of investments and financial highlights. Reference is made to the AICPA’s Audit Guide for Investment Companies.

Response:

As we discussed with your Branch Chief, Kevin Woody, in a telephone conference on January 21, 2009, the Trust had concluded that the Trading Companies did not constitute “investment companies” for purposes of the AICPA’s Audit Guide for Investment Companies (the “Audit Guide”) and, accordingly, schedules of investments and financial highlights were not required to be included within the financial statements for the Trading Companies. In addition, the Trust believed that even if the Trading Companies would constitute “investment companies”, the Trust would not be required to present financial highlights for the Trading Companies under section 5.33 of the Audit Guide. We articulated the reasoning for our positions in that telephone conference. Mr. Woody informed our legal counsel on

January 22, 2009 that, following internal discussion, the staff of the Securities and Exchange Commission (the “Staff”) determined that they continued to interpret the Audit Guide to require treatment of the Trading Companies as “investment companies” and to require inclusion of both the schedules of investments and financial highlights. Although we respectfully disagree with the Staff’s interpretations, we were grateful for Mr. Woody’s quick response.

The Trust has restated the financial statements for the Trading Companies to include both the schedules of investments and financial highlights and is including those restated financial statements in Amendment No. 3 to the Trust’s Form 10-K for the fiscal year ended December 31, 2007, which was filed yesterday (with a filing date of January 28, 2009) on Form 10-K/A (“Amendment No. 3”).

2. It does not appear that you have amended Item 15 in its entirety. Please revise your filing to set forth the complete text of Item 15 in accordance with Rule 12b-15 of the Securities Exchange Act of 1934.

Response:

Amendment No. 3 sets forth the complete text of Item 15.

3. Please tell us whether management has reconsidered the effectiveness of your disclosure controls and procedures as of December 31, 2007 in light of the restatement. In addition, please address this reconsideration and the related conclusions in your amended filing. To the extent you have determined that your disclosure controls and procedures were effective as of December 31, 2007 even though you were required to restate, please explain why and what corrective action that has been/will be taken and also disclosure this in your amended filing.

Response:

Management has reconsidered its evaluation of the effectiveness of the design and operation of the disclosure controls and procedures for the Trust and each Series as of December 31, 2007 in light of the filing of financial statements for the Trading Companies in accordance with comments made by the Staff and in light of the diverging interpretations of the Trust and the Staff as to the applicability of Rule 3-09 of Regulation S-X. Based upon such reconsidered evaluation, the Chief Executive Officer and Chief Financial Officer of the Managing Owner again concluded that, as of December 31, 2007, the disclosure controls and procedures for the Trust and each Series were effective to provide reasonable assurance that they are timely alerted to the material information relating to the Trust and each Series required to be included in the Trust’s periodic SEC filings. Nevertheless, in light of the Staff’s interpretations as to the applicability of Rule 3-09, the Trust has modified its controls and procedures to include the preparation of financial statements for the Trading Companies in accordance with Rule 3-09 for future annual reports on Form 10-K. We have provided further explanation and disclosure of the foregoing in Item 9A of Amendment No. 3.

Management has also reassessed the effectiveness of the internal control over financial reporting for the Trust and each Series as of December 31, 2007, based on the framework set forth by in the Internal Control-Integrated Framework report in light of the restatement of the Trading Company financial statements. In light of the Trust’s and the Staff’s differing interpretations of the accounting literature, and the Trust’s belief that its reliance on specific provisions of the Audit Guide provided a reasonable basis for its presentation prior to restatement, the Trust believes that internal controls over financial reporting for the Trust and each Series were effective. However, the Trust has modified its internal controls over financial reporting to include Schedules of Investments and financial highlights in the Trading Company financial statements. We have included further explanation and disclosure of the foregoing in Item 9A of Amendment No. 3.

We sincerely hope that Amendment No. 3, together with the above, fully addresses your comments, and look forward to resolving this matter as soon as possible.

The Frontier Fund
(Registrant)

By:	/s/ S. Brent Bales
S. Brent Bales
Chief Financial Officer
Equinox Fund Management, LLC, the Managing Owner of The Frontier Fund

cc:	Mr. Richard Bornhoft
Mr. Ron Montano
Ms. Rebecca Valdez
Michael F. Griffin, Esq.
Robert E. Holton, Esq.